Exhibit (a)(9)

May 17, 2012

Dear Fellow Stockholders:

On May 10, 2012, GlaxoSmithKline plc (“GSK”), through H. Acquisition Corp., a wholly-owned subsidiary of GSK, launched an unsolicited tender offer (the “Offer”) to acquire your shares of common stock of Human Genome Sciences, Inc. (“HGS” or the “Company”) for $13.00 per share in cash.

Your Board of Directors has thoroughly reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of HGS stockholders.

Your Board of Directors unanimously recommends that you REJECT THE OFFER and NOT TENDER your shares pursuant to the Offer.

In reaching its recommendation, your Board of Directors considered several factors, including:

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The Offer is inadequate and does not capture HGS’ inherent value and growth opportunities. The Board believes that the Offer is inadequate and undervalues HGS because it does not capture the inherent value in the Company’s assets, operations and growth opportunities, including the significant upside potential represented by BENLYSTA and the Company’s valuable pipeline.

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HGS is a fully integrated biopharmaceutical company with leading genomic and drug discovery, development, manufacturing and commercialization capabilities. HGS’ leading genomic and drug discovery platform has yielded BENLYSTA and darapladib, each with multi-billion dollar peak sales potential. HGS continues to lead the clinical and regulatory development of BENLYSTA in the U.S., including the development of new indications for BENLYSTA in autoimmune diseases. HGS has state-of-the art biologics manufacturing capabilities, extensive experience in developing manufacturing processes to support early and late-stage clinical development programs, and deep sales and marketing experience with the complex and attractive systemic lupus erythematosus (“SLE”) market. The Board believes that this combination of capabilities — combining discovery and development capabilities with biologics manufacturing and commercialization expertise — is valuable for biotechnology companies and not fully reflected in the Offer.

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BENLYSTA has substantial growth opportunities. The Board believes that HGS is singularly positioned in the U.S. SLE market, which has the promise and potential to experience strong growth in the years ahead as rheumatologists become increasingly familiar with the clinical benefits of new treatments such as BENLYSTA to SLE patients. HGS sees the initial U.S. market for BENLYSTA to be approximately 200,000 patients, which translates to a market opportunity of approximately $7 billion in the U.S. alone. The Board also believes that beyond SLE, the B-lymphocyte stimulator protein (BLyS) may play an important role in a range of autoimmune diseases, underscoring the significant upside potential in BENLYSTA.

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HGS’ future prospects are underpinned by a robust pipeline of new products, including darapladib. The Board believes that HGS’ pipeline will drive sustainable future growth and value in the near, medium and long term. HGS has substantial financial rights to darapladib and albiglutide, which represent significant near term upside potential to stockholders. If approved, darapladib would provide a new approach to reducing the risk of cardiovascular events, including acute cardiovascular disease. There are over 40 million patients in the U.S. who are currently being treated for the prevention of cardiovascular events or who are otherwise at risk, representing a significant market opportunity for darapladib. HGS’ substantial financial and operational rights to darapladib consist of a 10% royalty on worldwide sales and a 20% co-promotion and profit sharing option with GSK in North America and Europe. Albiglutide is a potential treatment for Type II diabetes, a disease that affects over 25 million patients in the U.S. and HGS’ financial rights to albiglutide include additional milestone payments of up to approximately $150 million and single-digit net royalties on sales. Raxibacumab, for inhalation anthrax, is provided to the U.S. Strategic National Stockpile under contract and has generated over $290 million of revenue for sales and research reimbursement since 2009. HGS’ earlier-stage pipeline includes treatments for cancer, autoimmune diseases and GSK’s product for alzheimer’s disease and targets very large, attractive therapeutic areas. The Board believes the treatments under development may create powerful new options for the treatment of patients and will consistently and continuously provide additional upside opportunities in the medium and long term for HGS stockholders.

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HGS has substantial financial assets. HGS’ financial assets include $2.6 billion in net operating loss carryforwards and R&D tax credits. The Board believes the full value of the Company’s financial assets is not reflected in GSK’s Offer.

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The Offer price does not reflect the substantial benefits of a business combination to GSK. GSK has stated publicly that it believes the acquisition of the Company will generate annual pre-tax cost synergies of $200 million. In addition, the Board expects that GSK would find that full ownership of the Company would reduce the complexity and possible duplication of effort involved in co-promoting BENLYSTA in the U.S. and Europe, and potentially in the 20% worldwide co-promotion of darapladib. This would allow GSK to achieve significant operational efficiencies. Moreover, by acquiring the entire equity interest in the Company, GSK or another party may be able to take advantage of certain tax-planning strategies that would create significant additional value to GSK or another party.

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GSK timed its Offer opportunistically to capitalize on recent Share price dislocation. GSK approached HGS while its shares were trading near a 52-week low. The Board believes that GSK acted to take advantage of the Company’s depressed stock price levels in its attempt to transfer the significant future value of BENLYSTA from HGS stockholders to GSK and its stockholders.

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GSK timed its Offer to opportunistically capture for itself the significant upside opportunity from upcoming value-driving products. The Board believes that upcoming clinical and regulatory milestones in 2012 and 2013 associated with potential commercial blockbusters, darapladib and albiglutide, will give HGS significant potential to accelerate growth in the near term. The Board also believes that other treatments under development will consistently and continuously provide additional upside opportunities in the medium and long term for HGS stockholders. The Board remains confident that the pipeline represents a significant component of the inherent value in the Company that should be realized by HGS stockholders, and is not reflected in the Offer from GSK.

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The Offer values HGS at a price below recent trading levels. The market price of HGS common stock has remained above the Offer price of $13.00 per Share since the public announcement of GSK’s proposal on April 19, 2012. The closing price per Share on the NASDAQ Global Select Market on May 16, 2012, the last trading day prior to the date of this Statement, was $14.25 which is 9.6% greater than the Offer price of $13.00 per Share.

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The Board has instructed HGS’ management, with the assistance of HGS’ advisors, to explore strategic alternatives to maximize stockholder value. The Board is committed to acting in the best interest of its stockholders and has instructed the Company’s management, with the assistance of the Company’s advisors, to explore strategic alternatives to maximize value for the Company’s stockholders, including, but not limited to, a sale of the Company. As part of this process, the Company’s management, with the assistance of the Company’s financial advisors, has engaged in discussions with a number of other parties, including major pharmaceutical and biotechnology companies, regarding a potential transaction, has entered into confidentiality agreements with certain parties and is providing those parties an opportunity to engage in a due diligence review of confidential information. No assurance can be given as to whether any of these contacts will result in a proposed transaction, whether any transaction that may be proposed as a result of such process would be acceptable to the Company and its Board or whether any such proposed transaction will be announced or consummated. While the Board has not made any decision to sell the Company, the Board believes that the Offer must be evaluated against the Company’s well established long-term strategy for stockholder value creation and the prospect of other potential transactions which, if consummated, could yield greater long- or short-term value to stockholders than the Offer.

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Even though HGS invited GSK to participate in a process that would give all interested parties an opportunity to participate, GSK chose to bypass the process and commenced the unsolicited Offer. HGS’ management, at the direction of the HGS Board, invited GSK to participate in the Company’s process to evaluate its strategic alternatives, including a potential sale of the Company. GSK made no effort to participate in the Company’s strategic alternative review process and GSK publicly announced its intention to commence the unsolicited Offer. The Company believes that full participation by GSK in the Company’s strategic alternative review process without the pressure of an unsolicited offer is the best way for HGS to maximize value for its stockholders. The Board also believes that seeing the Company’s strategic alternative review process through to completion is one of the ways to ensure that HGS stockholders have the best opportunity to realize a full and fair value on their investment. GSK through its Offer seeks to circumvent, disrupt and prematurely end the Company’s process to the disadvantage of HGS stockholders.

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HGS has received inadequacy opinions from its financial advisors. The Company’s financial advisors, Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Goldman, Sachs & Co. (“Goldman Sachs”), each delivered an oral opinion to the Board on May 16, 2012, subsequently confirmed in writing, that, as of May 16, 2012, and based upon and subject to the factors and assumptions set forth in their respective written opinions, the consideration proposed to be paid to the holders of the Company’s common stock (other than H. Acquisition Corp. and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. Please see the full text of the written opinions of Credit Suisse and Goldman Sachs, which are attached as Annexes B and C to the Schedule 14D-9, respectively.

A complete discussion of these and other significant factors contributing to your Board of Director’s recommendation is included in the enclosed Schedule 14D-9. For the reasons described above and in the enclosed Schedule 14D-9, your Board of Directors unanimously recommends that you REJECT THE OFFER and NOT TENDER your shares pursuant to the Offer.

We urge you to read the Schedule 14D-9 carefully and in its entirety so you will be fully informed as to your Board’s recommendation. If you have questions concerning HGS’ Schedule 14D-9 or need additional copies of HGS’ publicly filed materials, please contact our information agent, Innisfree M&A Incorporated, at (877) 717-3926 (Toll Free).

We appreciate your continued support as we work to protect and deliver the full value of your investment in HGS.

Sincerely,

Argeris N. Karabelas, Ph.D.	H. Thomas Watkins
Chairman of the Board	President and Chief Executive Officer

This letter contains forward-looking statements. Please review the “Cautionary Statement Concerning Forward-Looking Statements” in “Item 8. Additional Information” of the enclosed Schedule 14D-9 for important information regarding these forward-looking statements.

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